P.E. 2/22/02

02017063

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

February. 22, 2002

PEREZ COMPANC S.A.

(formerly PC HOLDING S.A.)
(Exact Name of Registrant as Specified in its Charter)

Avenida de Mayo 701, Piso 16
(1084) Buenos Aires, Argentina
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 N/A

EXHIBIT A

Attached hereto as Exhibit A Perez Companc S.A. transmits a press release issued by its subsidiary Pecom Energía S.A. dated February 22, 2002, announcing changes in the accounting criteria in connection with TGS´s regulated rate adjustment.

PECOM
de Perez Companc S.A.

CHANGES IN THE ACCOUNTING CRITERIA IN CONNECTION WITH TGS's REGULATED RATE ADJUSTMENT

Perez Companc
Buenos Aires: PC
NYSE: PC

Pecom Energía
Buenos Aires: PECO

Investor Relations

CONTACTS
Daniel E. Rennis
drennis@pecom.com

Alberto Jankowski
ajankows@pecom.com

Tel: (5411) 4344-6655

Visit our new website at
http://www.pecom.com

Buenos Aires, February 21, 2002 – Perez Companc S.A. (Buenos Aires: PC NYSE: PC), a company holding a 98.21% interest in Pecom Energía S.A. (Buenos Aires: PECO) announces that the Board of Directors of the related company Transportadora de Gas del Sur S.A. (TGS) has decided to change the accounting criteria applied for recording the impact of changes in the United States producer price index ("US PPI") for industrial goods used to adjust gas transportation regulated rates.

Given the new economic and regulatory scenario prevailing as from the enactment of Public Emergency Law 25,561 and Executive Order N°293/02 that provide for the pesification of utility rates and their subsequent renegotiation and for long negotiation periods during which rates are established in pesos at the same value prior to devaluation, TGS's Board of Directors has decided to reverse income accrued during the years 2000 and 2001 derived from US PPI changes. It should be noted that pursuant to a court decision TGS was not authorized to pass through to transportation rates any US PPI adjustment applicable as from January 1, 2000, in spite of the express provisions contained in the Regulatory Framework.

Considering Pecom Energía's equity interest in TGS, the change in the accounting criteria results in a negative impact of approximately Ps.12 million to be fully recognized in the fourth quarter of 2001.

The implementation of the new accounting criteria does not imply any waiver of TGS's rights and causes of action under the Regulatory Framework provisions. Such rights may be held and exercised in any court or administrative action TGS may file to such effect, even in the renegotiation process described in Law 25,561.

Pecom Energía S.A., controlled by Perez Companc S.A., is the largest independently owned energy company in the Latin American region. Its business activities include oil and gas production and transportation, refining and petrochemicals, power generation, transmission and distribution as well as forestry activities. Headquartered in Buenos Aires, the Company has operations throughout Argentina, Brazil, Venezuela, Bolivia, Peru and Ecuador.

EXHIBIT B

Attached hereto as Exhibit B Perez Companc S.A. transmits a press release issued by its subsidiary Pecom Energía S.A. dated February 22, 2002, related to volumes and prices for the fourth quarter of the fiscal year 2001.

VOLUMES AND PRICES FOR THE FOURTH QUARTER OF THE FISCAL YEAR 2001

Oil Sales	Million of barrels		Pesos / barrel	
	4Q 2001	4Q 2000	4Q 2001	4Q 2000
Argentina	5.8	5.0	16.50	18.01
Venezuela	4.7	3.6	10.88	12.72
Peru	1.1	1.2	17.57	20.37
Bolivia	0.1	0.1	20.21	31.48

Gas Sales	Million Cubic Feet		Pesos / million cubic feet	
	4Q 2001	4Q 2000	4Q 2001	4Q 2000
Argentina	25.0	15.9	1.02	1.10
Venezuela	2.6	1.5	0.82	0.95
Peru	0.7	0.7	1.87	2.79
Bolivia	3.5	3.1	1.82	1.82

Petrochemical Product Sales	Thousand Tons		Pesos / Ton	
	4Q 2001	4Q 2000	4Q 2001	4Q 2000
Styrene	25	27	562	768
Polystyrene	46	30	791	1,126
SBR	11	13	845	899
Fertilizers	150	189	203	214

Refining Product Sales	Thousand Cubic Meters		Pesos / Cubic Meter	
	4Q 2001	4Q 2000	4Q 2001	4Q 2000
Diesel Oil	182	167	206	265
Gasolines	34	30	254	299
Other Middle Distillates	3	4	213	288
Asphalts	17	19	197	184
Aromatics & Reforming	59	56	263	307
Other Heavy Products	51	41	128	168

Electricity Sales	Gwh		Pesos / Mwh	
	4Q 2001	4Q 2000	4Q 2001	4Q 2000
Combined Cycle	1,071	818	21.6	24.5
Hydro	265	360	17.4	16.4

CONTACTS
Daniel E. Rennis
drennis@pecom.com

Alberto Jankowski
ajankows@pecom.com

Tel: (5411) 4344-6655

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEREZ COMPANC S.A.

Date: 22/02/2002
By: ______________
Name: Daniel Eduardo Rennis
Title: Attorney

By: ______________
Name: Alberto Federico Bethke
Title: Attorney